September 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Coastal Financial Corporation
Offering Statement on Form 1-A
Request for Qualification
File No. 024-10471

Ladies and Gentlemen:

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Offering Circular on Form 1-A, Coastal Financial Corporation (the “Company”) hereby requests that said Offering Circular on Form 1-A be qualified on Wednesday, September 16, 2015.

We hereby confirm that the offering will take place in one or more states pursuant to an exemption from registration under, but otherwise in compliance with, any applicable state securities law and that any applicable notice requirements have been met. In the absence of an exemption, we confirm that at least one of the states in which we intend to offer securities has advised us that it is prepared to register or qualify the above referenced offering statement.

Furthermore, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Aaron M. Kaslow of Kilpatrick Townsend & Stockton LLP at 202.508.5825.

Very truly yours,

COASTAL FINANCIAL CORPORATION

/s/ Eric Sprink

Eric Sprink
President and Chief Executive Officer

cc:	Michael R. Clampitt, U.S. Securities and Exchange Commission
Erin Purnell, U.S. Securities and Exchange Commission